ALBANY INTERNATIONAL CORP. 325 CORPORATE DRIVE, SUITE 401 PORTSMOUTH, NH 03801

Mr. Dale Welcome
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      SEC Comment Letter dated December 15, 2025
     Albany International Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2024
     Form 8K Filed November 5, 2025
     File No. 001-10026

Dear Mr. Welcome:

Albany International Corp. (the “Company” or “we”) respectfully submits the following response to the comment included in your letter of January 22, 2026.

For your convenience, your comment is repeated below in italics followed by the Company’s response.

We considered your response to prior comment one. Presenting non-GAAP financial measures that exclude the CH-53K program losses and related adjustments does not appear to be appropriate given the nature of your fixed price long-term contracts. In this regard, recording changes in contract estimates is a normal recurring aspect in revenue recognition for fixed price long-term contracts. Please revise your future filings to remove this adjustment.

We acknowledge the Staff’s comment regarding the presentation of the CH-53K loss reserve within our non-GAAP measures and will remove this adjustment in future filings.

As background, our objective in presenting the adjustment was to enhance transparency by isolating the contract loss of a business for which management has formally initiated a divestiture process, thereby providing investors with insight into the performance of the continuing operations as they are expected to be configured going forward.

We will modify our presentation in light of the Staff’s feedback and, refine future disclosures to ensure compliance with non-GAAP regulations while continuing to provide clear information about the operating profile of the ongoing business within the context of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Very truly yours,
ALBINT.COM | TEL +1 603 330 5800 | FAX +1 603 994 3835

/s/ Sean Valashinas
Sean Valashinas
Vice President – Controller and Principal Accounting Officer
603-330-5800

/s/ Willard Station
Willard Station
Executive Vice President – Chief Financial Officer
603-330-5800

ALBINT.COM | TEL +1 603 330 5800 | FAX +1 603 994 3835